Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Bio X Cell, Inc.	Incorporated in Massachusetts

INVO Centers, LLC	Incorporated in Delaware

Orange Blossom Fertility, LLC	Incorporated in Delaware

Wood Violet Fertility, LLC	Incorporated in Delaware

Fertility Labs of Wisconsin	Incorporated in Wisconsin